Exhibit 17.1

7 February 2018

Sean Webster, CEO

ZZLL Information Technology, Inc.

Unit 1504, 15F, Carnival Commercial Building 18 Java Road, North Point Hong Kong

RE: Resignation as CFO and Director from ZZLL Information Technology, Inc.

Dear Mr. Webster:

Due to other business demands, I am unable to continue in the above-listed roles for ZZLL Information Technology, Inc. Therefore, I am tendering my resignation as Chief Financial Officer and Director effective 7 February 2018.

This letter will serve as my official letter of resignation. I have thoroughly considered this decision and it is final.

Sincerely,

/s/Philip Tsz Fung LO

Philip Tsz Fung LO